SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25

                       Commission File Number 33-55254-14

                           Notification of Late Filing


                                  (Check One):

  [X] Form  10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q  [ ] Form N-SAR

                           For Period Ended: December 31, 1996 [ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:



                           Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



                           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         Part I - Registrant Information

                  Full Name of Registrant            Pacific Forest Corporation

                  Former Name if Applicable

                           73 South Palm Avenue , Suite 223
                  Address of Principal Executive Office (Street and Number)

                           Sarasota, Florida 34236
                  City, State and Zip Code

                           1800 East Sahara, Suite 107
                  Former Address of Principal Executive Office

                           Las Vegas, Nevada 89104
                  Former City, State and Zip Code

                        Part II - Rules 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ X ]   (a) The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]   (b) The  subject  annual  report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                              Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be file within the prescribed period.

     Registrant had a change in control. Auditor started late on the audit.

                           Part IV - Other Information

     (1) Name and telephone number of person to contract in regard to this notification.

                  Roger Tichenor            (941)                      957-1009
         ----------------------------------------------------------------------
                  (Name)                (Area Code)           (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              [X] Yes   [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  Loss is uncertain until audit is finished.
                                                             [X] Yes   [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Pacific Forest Corporation
            (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date     March 31, 1997                     By       /s/ Roger Tichenor
    --------------------------------           ------------------------
                                            Roger Tichenor, President